
SEC MAIL PROCESSING SECTION
RECEIVED
AUG 21 2007
WASH, D.C.
190


07007683

SECURITI[illegible] ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KENAI INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 IH-40 WEST; SUITE 245
(No. and Street)

AMARILLO (City) TEXAS (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER W. REMLING 806.359.3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOSHIER, PICKENS & FRANCIS, P.C.
(Name – *if individual, state last, first, middle name*)

301 SOUTH POLK STREET; SUITE 800 (Address) AMARILLO (City) TEXAS (State) 79101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROGER W. REMLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENAI INVESTMENTS INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELANIE FRANKLIN
Notary Public, State of Texas
My Commission Expires
August 12, 2009

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2007 and 2006

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2007 and 2006

TABLE OF CONTENTS



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kenai Investments, Inc. at June 30, 2007 and 2006, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
August 14, 2007

KENAI INVESTMENTS, INC.
BALANCE SHEETS
June 30, 2007 and 2006

		2007		2006
ASSETS				
CURRENT ASSETS				
Cash	$	22,639	$	17,470
Clearing deposit		10,000		10,000
Marketable securities		8,482		19,745
Total Current Assets		41,121		47,215
OTHER ASSETS				
Other (net of accumulated amortization of $2,865 and $2,205, respectively)		2,044		1,445
Deferred income tax benefit		1,684		-
Total Other Assets		3,728		1,445
Total Assets	$	44,849	$	48,660
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	3,400	$	1,811
Income taxes payable		1,110		2,636
Total Liabilities		4,510		4,447
STOCKHOLDER'S EQUITY				
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding		30,000		30,000
Retained earnings		10,339		14,213
Total Stockholder's Equity		40,339		44,213
Total Liabilities and Stockholder's Equity	$	44,849	$	48,660

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For Years Ended June 30, 2007 and 2006

	2007	2006
REVENUE		
Brokerage and other fees	$ 222,335	$ 206,740
Realized gain (loss)	(13,910)	(5,034)
Unrealized gain (loss)	2,682	(620)
Interest income	107	29
Total Revenue	211,214	201,115
GENERAL AND ADMINISTRATIVE EXPENSES	215,662	183,218
Total Expenses	215,662	183,218
Income (Loss) Before Provision for Income Taxes	(4,448)	17,897
PROVISION FOR INCOME TAXES	(574)	2,636
NET INCOME (LOSS)	(3,874)	15,261
RETAINED EARNINGS (DEFICIT)		
Beginning balance of the year	14,213	(1,048)
End of the year	$ 10,339	$ 14,213

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended June 30, 2007 and 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at June 30, 2005 (Deficit)	10,000,000	$ 30,000	$ (1,048)	$ 28,952
Net Income	-	-	15,261	15,261
Balance at June 30, 2006	10,000,000	30,000	14,213	44,213
Net Income (Loss)	-	-	(3,874)	(3,874)
Balance at June 30, 2007	10,000,000	$ 30,000	$ 10,339	$ 40,339

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,874)	$ 15,261
Adjustment to reconcile net income to net cash used by operating activities:		
Amortization expense	660	660
Unrealized loss (gain) on marketable securities	(2,682)	620
Realized loss on marketable securities	13,910	-
Deferred income tax benefit	(1,684)	-
Increase in accounts payable	1,589	1,811
Increase (decrease) in income taxes payable	(1,526)	2,636
Cash Provided by Operating Activities	6,393	20,988
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(6,420)	(20,365)
Proceeds from sale of marketable securities	6,455	-
Increase in deposits	(1,259)	-
Cash (Used) by Investing Activities	(1,223)	(20,365)
NET INCREASE IN CASH	5,169	623
CASH BALANCE AT BEGINNING OF YEAR	17,470	16,847
CASH BALANCE AT END OF YEAR	$ 22,639	$ 17,470

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the year ended June 30, 2007.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed during the years ended June 30, 2007 and 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Amortization Expense

The Company amortizes organization start-up costs using the straight-line method over five years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2007 and 2006 was $3,573 and $19,493, respectively.

Income Taxes

Income tax provisions are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due adjusted for transactions representing a permanent difference between pre-tax financial reporting income and taxable income, and deferred taxes. Deferred tax liabilities and assets are determined based on the difference between the financial accounting and tax basis of assets and liabilities for financial statement and income tax purposes.

NOTE 2 – MARKETABLE SECURITIES

The Company's marketable securities are recorded at fair value in the consolidated balance sheet. The fair value of the marketable securities is based on the quoted market price. A comparison of the carrying value of the financial instrument is as follows:

June 30, 2007	Carrying Value	Fair Value
Telvent Git SA (323 shares)	$ 6,420	$ 8,482

June 30, 2006	Carrying Value	Fair Value
Rackable Systems, Inc (500 shares)	$ 20,365	$ 19,745

NOTE 3 – NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2007, the Company had net capital of $37,020 and a minimum net capital requirement of $5,000.

NOTE 4 – LEASES

In August 2005, the Company entered into a related party lease agreement for office equipment which is renewable on an annual basis at $1,000 per month.

In March 2007, the Company entered into a lease agreement. The lease is for 36 months. Total rental expense for the years ended June 30, 2007and 2006 was $24,043 and $18,150, respectively.

The future minimum lease payments for cancelable operating leases, which have a remaining term at June 30, 2007, are as follows:

June 30, 2008	$ 19,308
2009	19,308
2010	16,090
	$ 54,706

NOTE 5 – INCOME TAXES

The provision for federal income taxes for the years ended June 30, is as follows:

	2007	2006
Current	$ 1,110	$ 2,777
Deferred	(1,684)	(141)
Provision for Income Tax	$ (574)	$ 2,636

The difference between the effective rate and the statutory rate (15%) can be attributed to the following:

	2007	2006
Federal tax at statutory rates	$ (666)	$ 2,685
Non-deductible expenses and adjustments	92	(49)
	$ (574)	$ 2,636

Deferred income tax expense results from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and the tax effect of each are as follows:

	2007	2006
Tax Benefit:		
Non-deductible capital losses	$ 2,086	$ -
Tax Liability:		
Unrealized gains	(402)	-
Total Net Deferred Income Tax Benefit	$ 1,684	$ -

SUPPLEMENTARY INFORMATION



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800 Amarillo, TX 79105-5938 Fax: 806.376.8126
P.O. Box 9938 806.373.3011 www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Kenai Investments, Inc. for the years ended June 30, 2007 and 2006 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
August 14, 2007

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2007 and 2006

Schedule 1

	2007	2006
Stockholder's equity from balance sheet	$ 40,339	$ 44,213
Less non-allowable assets from balance sheet	(2,044)	(1,445)
Less haircuts on securities computed pursuant to Rule 15c3-1	(1,275)	(2,962)
Net capital	37,020	39,806
Less minimum net capital requirements	(5,000)	(5,000)
Net Capital in Excess of Requirement	$ 32,020	$ 34,806

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2007 and 2006

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH COMPANY'S COMPUTATION
June 30, 2007 and 2006

Schedule 3

	2007		2006	
Balance per Company's computation	$	36,446	$	42,442
Effect of adjustment for income tax provision to Company's accounts		574		(2,636)
Balance per Schedule 1	$	37,020	$	39,806

END